UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

XPO LOGISTICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

983793100
(CUSIP Number)

MARCH 14, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	983793100	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,121,277
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,121,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,121,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	983793100	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,227,492
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,227,492

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	983793100	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS WMQS Global Equity Active Extension Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 884,696
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 884,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	983793100	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,005,973
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,005,973

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	983793100	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,348,769
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,348,769

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,348,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	983793100	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS WorldQuant Millennium Quantitative Strategies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 884,696
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 884,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	983793100	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,233,465
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,233,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,465
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	983793100	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,233,465
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,233,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,233,465
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	983793100	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

XPO Logistics, Inc., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

Five American Lane Greenwich, Connecticut 06831

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Assets II LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

WMQS Global Equity Active Extension Master Fund LP c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

WorldQuant Millennium Quantitative Strategies LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Group Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.001 per share ("Common Stock")

	(e)	CUSIP Number:

983793100

CUSIP No.	983793100	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	983793100	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on March 14, 2019, the reporting persons and affiliates of the reporting persons beneficially owned an aggregate of 6,096,207 shares of the Issuer’s Common Stock (consisting of 6,060,107 shares of the Issuer’s Common Stock, listed options to purchase 36,100 shares of the Issuer’s Common Stock) or 5.6% of the Issuer’s Common Stock outstanding.

   Thereafter, as of the close of business on March 20, 2019, the reporting persons beneficially owned an aggregate of 4,233,465 shares of the Issuer’s Common Stock or 3.9% of the Issuer’s Common Stock outstanding. Specifically, as of the close of business on March 20, 2019:

   i) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 2,121,277 shares of the Issuer’s Common Stock;

   ii) Integrated Assets II LLC, a Delaware limited liability company ("Integrated Assets II"), beneficially owned 1,227,492 shares of the Issuer’s Common Stock; and

   iii) WMQS Global Equity Active Extension Master Fund LP, a Cayman Islands limited partnership ("WMQS Global Equity"), beneficially owned 884,696 shares of the Issuer’s Common Stock, which collectively with the other foregoing reporting persons represented 4,233,465 shares of the Issuer’s Common Stock or 3.9% of the Issuer’s Common Stock outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium International Management is also the managing member of the manager of WMQS (as defined below) and may be deemed to have shared voting control and investment discretion over securities owned by WMQS Global Equity.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the 100% shareholder of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management is also the general partner of the managing member of Integrated Assets II and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II.

   WorldQuant Millennium Quantitative Strategies LLC, a Delaware limited liability company ("WMQS"), is the investment manager to WMQS Global Equity and may also be deemed to have shared voting control and investment discretion over securities owned by WMQS Global Equity.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and WMQS Global Equity. Millennium Group Management is also the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II.

   Israel A. Englander, a United States citizen ("Mr. Englander"), controls the managing member of Millennium Group Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities, Integrated Assets II and WMQS Global Equity.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, WMQS, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by ICS Opportunities, Integrated Assets II or WMQS Global Equity, as the case may be.

(b) Percent of Class:

   As of the close of business on March 20, 2019, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 4,233,465 shares of the Issuer’s Common Stock or 3.9% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 109,194,970 shares of the Issuer’s Common Stock outstanding as of February 8, 2019 as per the Issuer’s Form 10-K dated February 14, 2019.

CUSIP No.	983793100	SCHEDULE 13G	Page	13	of	16

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   4,233,465 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   4,233,465 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	983793100	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 20, 2019, by and among ICS Opportunities, Ltd., Integrated Assets II LLC, WMQS Global Equity Active Extension Master Fund LP, Millennium International Management LP, Millennium Management LLC, WorldQuant Millennium Quantitative Strategies LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	983793100	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 20, 2019

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer

WMQS GLOBAL EQUITY ACTIVE EXTENSION MASTER FUND LP

By: WMQS Global Equity Active Extension GP LLC,
       its General Partner

By: Millennium JV GP Investco LLC,
       its Manager

By: Millennium Management LLC,
       its Managing Member

By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
WORLDQUANT MILLENNIUM QUANTITATIVE STRATEGIES LLC By: Millennium WMQS Holdings LLC, its Manager By: Millennium International Management LP, its Managing Member
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	983793100	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of XPO Logistics, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 20, 2019

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer

WMQS GLOBAL EQUITY ACTIVE EXTENSION MASTER FUND LP

By: WMQS Global Equity Active Extension GP LLC,
       its General Partner

By: Millennium JV GP Investco LLC,
       its Manager

By: Millennium Management LLC,
       its Managing Member

By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
WORLDQUANT MILLENNIUM QUANTITATIVE STRATEGIES LLC By: Millennium WMQS Holdings LLC, its Manager By: Millennium International Management LP, its Managing Member
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander